UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Registration number: 333-128859 and 333-146904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Gillette Company Employees' Savings Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

1. Statement of Net Assets Available for Plan Benefits as of September 3, 2009 and December 31, 2008.
2. Statements of Changes in Net Assets Available for Plan Benefits for the period from January 1, 2009 to September 3, 2009 and the year ended December 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             The Gillette Company
                                             Employees' Savings Plan

Date: March 25, 2010

                                       By:   /s/ Jennifer J. Ting
                                         Jennifer J. Ting
                                         Secretary of The Procter & Gamble Master Savings Plan Committee

EXHIBIT INDEX

Exhibit No.
     23.1                                Consent of Deloitte & Touche LLP
     23.2                                Consent of Plante & Moran, PLLC

The Gillette Company
Employees’ Savings Plan

Financial Statements as of September 3, 2009 and
December 31, 2008, and for the Period from
January 1, 2009 to September 3, 2009 and the
Year Ended December 31, 2008 and
Report of Independent Registered Public Accounting Firm

THE GILLETTE COMPANY EMPLOYEES’ SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of September 3, 2009 and December 31, 2008	3

Statements of Changes in Net Assets Available for Benefits for the Period from January 1, 2009 to September 3, 2009 and the Year Ended December 31, 2008	4

Notes to Financial Statements	5-14

NOTE: All schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statement of net assets available for benefits of The Gillette Company Employees’ Savings Plan (the "Plan") as of September 3, 2009 and the related statement of changes in net assets available for benefits for the period from January 1, 2009 to September 3, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 3, 2009, and the changes in net assets available for benefits for the period from January 1, 2009 to September 3, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, as of September 3, 2009, the assets and participant accounts of the Plan were transferred from the Plan and into The Procter & Gamble Savings Plan and The Procter & Gamble Commercial Company Employees’ Savings Plan.

/s/ Deloitte & Touche LLP

March 25, 2010

Report of Independent Registered Public Accounting Firm

To the Master Savings Plan Committee
The Gillette Company
     Employees' Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Gillette Company Employees' Savings Plan as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2008 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Southfield, Michigan
June 19, 2009

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 3, 2009 AND DECEMBER 31, 2008

	9/3/2009	12/31/2008

ASSETS:
Investments — at fair value:
Participant-directed investments - Plan interest in The
Gillette Company Master Savings Plan Trust	$-	$ 1,462,802,253
Participant loans	-	20,784,839

Total investments	-	1,483,587,092

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	-	1,483,587,092

ADJUSTMENT FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
SYNTHETIC INVESTMENT CONTRACTS HELD
IN MASTER TRUST	-	12,595,403

NET ASSETS AVAILABLE FOR BENEFITS	$-	$ 1,496,182,495

See notes to financial statements.

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM JANUARY 1, 2009 TO SEPTEMBER 3, 2009 AND THE YEAR ENDED DECEMBER 31, 2008

	FOR THE PERIOD FROM 1/1/2009 TO 9/3/2009	FOR THE YEAR ENDED 12/31/2008

CONTRIBUTIONS:
Participant contributions	$ 787,123	$ 1,582,770
Employer contributions	251,559	876,190

Total contributions	1,038,682	2,458,960

INVESTMENT (LOSS)/INCOME:
Plan interest in investment (loss) from The
Gillette Company Master Savings Plan Trust	(33,860,731)	(382,958,262)
Interest on participant loans	879,764	1,666,517

Net investment (loss)	(32,980,967)	(381,291,745)

DEDUCTIONS - Benefits paid to participants	(479,867,236)	(371,537,530)

NET (DECREASE) IN NET ASSETS AVAILABLE
FOR BENEFITS PRIOR TO TRANSFERS	(511,809,521)	(750,370,315)

Transfer from The Gillette Company ESOP	1,658,732	7,040,331
Transfer to other Plans	(986,031,706)	-

NET (DECREASE) IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS	(1,496,182,495)	(743,329,984)

Beginning of year	1,496,182,495	2,239,512,479

End of year	$ -	$ 1,496,182,495

See notes to financial statements.

THE GILLETTE COMPANY EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 3, 2009 AND DECEMBER 31, 2008, AND FOR THE PERIOD
FROM JANUARY 1, 2009 TO SEPTEMBER 3, 2009 AND THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

The following description of The Gillette Company Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

As of September 3, 2009, all participants in the Plan residing in the United States transferred into The Procter & Gamble Savings Plan (the “Savings Plan”), another plan sponsored by The Procter & Gamble Company (the “Company”).   All participants in the Plan residing outside the United States transferred into The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Employees’ Savings Plan”).  All U.S. residing participant assets and participant accounts totaling $980,645,680 were transferred from the Plan and into the Savings Plan on September 3, 2009.  All assets and participant accounts for participants residing outside the United States totaling $5,386,026 were transferred from the Plan and into the Employees’ Savings Plan on September 3, 2009.  Additionally, the Plan participants became eligible to participate in these respective Plans with ongoing contributions by such participants maintained in these Plans as of August 3, 2009.

General — The Plan was a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Effective January 1, 2008, only employees located in Iowa City Manufacturing location that were covered by a collectively bargained agreement were eligible to participate in the Plan.

At no time was an employee eligible to contribute to and receive Company contributions from both this Plan and either The Procter & Gamble Commercial Company Profit Sharing Retirement Plan, the Employees’ Savings Plan, the Savings Plan, or The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, all of which are plans sponsored by the Company.

Contributions — Eligible employees could have voluntarily contributed from 2 percent to 10 percent of their compensation as matched savings and from 1 percent to 5 percent of their compensation as unmatched savings. All contributions must have been in 1 percent increments.

All matched savings contributed by an employee were divided equally between tax deferred and taxed savings. Unmatched savings could have been designated by an employee to be either tax deferred or taxed, but not both. Tax deferred contributions made by an employee in any plan year could not exceed the annual limit set by law.

Effective January 1, 2008, no further contributions were allowed to be made to the Plan for any participant who was not included in a unit covered by a collective bargaining agreement that expressly provided for application of the Plan to the employees of such unit. Effective January 1, 2008 employees of the Company not covered by a collectively bargained agreement were eligible participants in the Savings Plan. Participant contributions ceased in August 2009.

Participant Accounts — A separate account was established for each participant at the time of enrollment in the Plan. The balance in each account was invested, in accordance with the directions given by the participant, in one or more of the Plan’s investment fund offerings, including an option to invest in Company stock.

Participants were entitled to exercise voting rights for the shares of Company stock allocated to their accounts.

Investments — Participants directed the investment of their accounts into various investment options offered by the Plan. The Plan offered common stock, a common collective trust fund, mutual funds, and a stable value fund.

Vesting — Participants were immediately vested in their own employee contributions plus the actual earnings thereon. Matching contributions from the Company vested after the participant had completed the earliest of three years of services, two years from the date of entry into the Plan, or attained age 65. Participants were also 100 percent vested in the Company contributions credited to their accounts upon death, retirement, total and permanent disability, or Company-initiated termination (other than for cause as determined by the Company).

Participant Loans — The maximum loan available to each participant was the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months or (2) 50 percent of the participant’s vested account balance, reduced by the current outstanding loan balance due from the participant.  The minimum loan amount available to participants was $500.  Each loan would bear interest at a rate determined by the Master Savings Plan Committee. Repayment of the loan must be made over a period not to exceed five years.

Payment of Benefits — A participant, surviving spouse, or other beneficiary could have elected to receive their account balance as a partial or total withdrawal or could have elected to have the proceeds of the distribution used to purchase an annuity contract for his or her benefit through an insurer of his or her choice.

Early withdrawals could also have been made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan document.

Forfeited Accounts — Forfeitures by Plan participants were used to reduce Company contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affected the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could have differed from those estimates.

Risks and Uncertainties — The Plan utilized various investment instruments, including common stock, a common collective trust fund, mutual funds, and a stable value fund. Investment securities, in general, were exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it was reasonably possible that changes in the values of investment securities would occur in the near term and that such changes might have materially affected the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments were assets of The Gillette Company Master Savings Plan Trust (the “Savings Plan Trust”) based upon the proportionate interest of the Plan in the Savings Plan Trust.  The fair value of the Plan’s interest in the Savings Plan Trust was based on the beginning of the year value of the Plan’s interest in the Savings Plan Trust, plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.  See Note 4 for a detailed description of the Savings Plan Trust.

Investments of the Savings Plan Trust were stated at fair value except for stable value fund which is comprised of fully benefit-responsive synthetic guaranteed investment contracts which were valued at contract value.  Fair value for shares of common stock held in the Savings Plan Trust was the closing price of the common stock as reported by the New York Stock Exchange.  The fair value of investments was determined daily by the trustee on a per-share basis using security prices quoted on national exchanges for mutual funds and money market securities held.  The fair value of the common collective trust fund was based on the fair value of the underlying investments held in the fund. Participant loans were valued at their outstanding balances, which approximated fair value.  The stable value fund was an investment in the synthetic guaranteed investment contracts and included government securities, corporate bonds, asset-backed securities, and mortgage-backed securities and were valued using quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models and other pricing models.  These models were primarily industry-standard models that considered various assumptions, including time value and yield curve as well as other relevant economic measures.

The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, required the statement of net assets available for benefits to present the fair value of the investment contracts as well as the adjustment of the fully-benefit responsive investment contracts from fair value to contract value.  The related activity was presented at contract value in the statement of changes in net assets available for benefits.  Contract value represented investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The fair value of these investment contracts was based on discounting the related cash flows utilizing current yields of similar investments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Valuation of Investments (Investment Contracts) — The Savings Plan Trust invested in a stable value fund which is comprised of synthetic investment contracts (synthetic GICs).  A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the master trust, of high-quality, intermediate term fixed income securities.  The Savings Plan Trust purchased wrapper contracts from financial services institutions.  Synthetic GICs credited a stated interest rate for a specified period of time.  Investment gains and losses were amortized over the expected duration through the calculation of the interest rate applicable to the Savings Plan Trust on a prospective basis.  Synthetic GICs provided for a variable crediting rate, which typically was reset at least quarterly, and the issuer of the wrap contract provided assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.  The crediting rate was primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the fair value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The crediting rate was most impacted by the change in the annual effective yield to maturity of the underlying securities, but was also affected by the differential between the contract value and the fair value of the covered investments.  This difference was amortized over the duration of the covered investments.  Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to fair value difference was heightened or lessened.  The crediting rate could be adjusted periodically and was usually adjusted either monthly or quarterly, but in no event was the crediting rate less than 0%. The crediting rate of the contract is expected to track current market yields on a trailing basis:

                2008
Average yields:
  Based on annualized earnings (1)                                                                                                                      6.84%
  Based on interest rate credited to participants(2)                                                                                               3.04%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

Certain events limited the ability of the Savings Plan Trust to transact at contract value with the financial institution issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan) (ii) changes to the Savings Plan Trust's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Savings Plan Trust or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction to qualify for exemption under ERISA.

The synthetic investment contracts generally impose conditions on both the Savings Plan Trust and the issuer.  If an event of default occurred and was not cured, the non-defaulting party might terminate the contract. The following might cause the Savings Plan Trust to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreements. The issuer might be in default if it breached a material obligation under the investment contract; made a material misrepresentation; had a decline in its long term credit rating below a threshold set forth in the contract; was acquired or reorganized and the successor issuer did not satisfy the investment or credit guidelines applicable to issuers.  If, in the event of default of an issuer, the Savings Plan Trust was unable to obtain a replacement investment contract, withdrawing plans might experience losses if the value of the Savings Plan Trust’s assets no longer covered by the contract was below contract value.  The Savings Plan Trust might seek to add additional issuers over time to diversify the Savings Plan Trust's exposure to such risk, but there was no assurance the Savings Plan Trust might be able to do so.  The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Savings Plan Trust unable to achieve its objective of maintaining a stable contract value.  The terms of an investment contract generally provided for settlement of payments only upon termination of the contract or total liquidation of the covered investments.  Generally, payments would be made pro-rata, based on the percentage of investments covered by each issuer.  Contract termination occurred whenever the contract value or fair value of the covered investments reached zero or upon certain events of default.  If the contract terminated due to issuer default (other than a default occurring because of a decline in its rating), the issuer would generally be required to pay to the master trust the excess, if any, of contract value over fair value on the date of termination.

If a synthetic GIC terminated due to a decline in the ratings of the issuer, the issuer might be required to pay to the Savings Plan Trust the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract.  If the contract terminated when the fair value equals zero, the issuer would pay the excess of contract value over fair value to the master trust to the extent necessary for the Savings Plan Trust to satisfy outstanding contract value withdrawal requests.  Contract termination also might occur by either party upon election and notice.

Since synthetic GICs were fully benefit-responsive, contract value was the relevant measurement attribute for the synthetic GICs.  Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants might ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Administrative Expenses — Investment management expenses of the Plan were paid by the Plan as provided in the Plan document and netted against investment income.  Certain other administrative fees were paid by the Plan Sponsor.

Payment of Benefits — Benefits were recorded when paid.

Transfers — Transfers into the Plan from The Gillette Company Employee Stock Ownership Plan (the “ESOP”), another plan sponsored by the Company, in 2009 and 2008 represent participants who terminated and were not eligible for retiree medical and did not elect payout of their ESOP balances.

Subsequent Event Review — For the period from January 1, 2009 to September 3, 2009, the Company had evaluated subsequent events for potential recognition and disclosure through March 25, 2010, the date of financial statement issuance.

3.	FAIR VALUE MEASUREMENTS

In accordance with FASB Statement 157, the Plan classified its investments into Level 1, which referred to securities valued using quoted prices from active markets for identical assets; Level 2, which referred to securities not traded on an active market but for which observable market inputs were readily available; and Level 3, which referred to securities valued based on significant unobservable inputs. Assets and liabilities were classified in their entirety based on the lowest level of input that was significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Savings Plan Trust and the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Savings Plan Trust:
Common stock	$ 1,084,879,733	$ -	$ -	$ 1,084,879,733
Mutual funds	348,010,767	-	-	348,010,767
Common collective trust fund	-	65,171,307	-	65,171,307
Stable Value Fund	-	293,350,553	-	293,350,553

Total	$ 1,432,890,500	$ 358,521,860	$ -	$ 1,791,412,360

Held outside Savings Plan Trust:
Participant loans	$ -	$ -	$ 20,784,839	$ 20,784,839

The following tables present a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the period from January 1, 2009 to September 3, 2009 and for the year ended December 31, 2008:

Fair Value Measurements at September 3, 2009 using Significant Unobservable Inputs (level 3)

	Participant Loans	Total
Balance - January 1, 2009	$ 20,784,839	$ 20,784,839

Issuances, settlements and
repayments - net	(1,825,443)	(1,825,443)
Transfer to other Company plans	(18,959,396)	(18,959,396)

Balance - September 3, 2009	$ -	$ -

Fair Value Measurements at December 31, 2008 using Significant Unobservable Inputs (level 3)

	Participant Loans	Total
Balance - January 1, 2008	$ 23,958,620	$ 23,958,620

Issuances, settlements and
repayments - net	(3,173,781)	(3,173,781)

Balance - December 31, 2008	$ 20,784,839	$ 20,784,839

4.	MASTER TRUST

Assets of the Savings Plan Trust are held in trust by Fidelity Management Trust Company.  As of September 3, 2009, custodial and recordkeeping functions for the Savings Plan Trust were transferred to J.P. Morgan.  The plans participating in the Savings Plan Trust were the Plan and the ESOP.  As of September 3, 2009, only the ESOP participates in the Savings Plan Trust. Trust income was allocated ratably between the plans in accordance with the assets of each plan invested in the Savings Plan Trust.  At September 3, 2009 and December 31, 2008, the Plan’s interest in the net assets of the Savings Plan Trust was zero percent and approximately 82 percent, respectively.

The net assets of the Savings Plan Trust at September 3, 2009 and December 31, 2008 are as follows:

		9/3/2009		12/31/2008

Assets, at fair value:
Common Stock:
* The Procter & Gamble Common Stock Fund		$ 276,481,445	**	$ 1,083,742,559	**
JM Smucker Company Common Stock		450,168		1,137,174

Mutual Funds:
	AF Washington Mutual Investors Fund Class R5	-		16,594,584
	Allianz CCM Mid Cap Instl Class	-		18,920,217
*	Fidelity Diversified International Fund	-		44,289,594
*	Fidelity Emerging Markets Fund	-		18,077,125
*	Fidelity Growth Company Fund	-		61,024,284
*	Fidelity Magellan Fund	-		37,551,565
*	Fidelity Retirement Government Money
	Market Portfolio	294,984		50,172,196
*	Fidelity Short Term Investment Fund	-		5,031,974
*	Fidelity U.S. Bond Index Fund	55,798		35,130,272
	Royce Low PR Stock	-		13,299,313
	Vanguard Balanced Index Instl Class	-		32,891,158
	Vanguard Total Stock Mkt Index Fund Instl Cl	-		15,028,485

Common Collective Trust Fund:
*	Fidelity U.S. Equity Index Commingled Fund	99,927		65,171,307

Stable Value Fund:
	Cash and Short-Term Securities	-		6,569,434
	Government Securities	-		26,534,721
	Corporate Bonds	-		5,848,828
	Asset-Backed Securities	-		16,631,775
	Mortgage-Backed Securities	-		67,013,068
	Common Collective Trust	-		170,752,727	**

Pending Transactions and Other		-		(225,151)

Total assets at fair value		277,382,322		1,791,187,209

Adjustment from fair value to contract value for
	Stable Value Fund	-		12,595,403

Total Assets		$ 277,382,322		$ 1,803,782,612

* Indicates party in interest

** Represents investments that exceed five percent or more of the Savings Plan Trust's net assets as of
September 3, 2009 and December 31, 2008.

The investments in the Savings Plan Trust were allocated to the Plan and the ESOP as of September 3, 2009 and December 31, 2008 as follows:

	9/3/2009	12/31/2008

Assets allocated to the Plan	$ -	$ 1,475,397,656

Assets allocated to the ESOP	$ 277,382,322	$ 328,384,956

The investment income (loss) of the Savings Plan Trust for the period from January 1, 2009 to September 3, 2009 and the year December 31, 2008 was as follows:

	9/3/2009	12/31/2008
Investment Income (loss):
Net Appreciation (Depreciation) on Fair Value of Investments:
Common Stock:
* The Procter & Gamble Stock Fund	$ (157,468,474)	$ (217,612,347)
JM Smucker Company Common Stock Fund	179,376	106,330
Mutual Funds:
AF Washington Mutual Investors Fund Class R5	298,416	(9,957,614)
Allianz CCM Mid Cap Instl Class	1,960,638	(16,724,032)
*Fidelity Diversified International Fund	6,744,167	(43,613,381)
*Fidelity Emerging Markets Fund	8,010,953	(34,878,710)
*Fidelity Growth & Income Portfolio	-	(16,538,955)
*Fidelity Growth Company Fund	12,267,164	(46,481,021)
*Fidelity Magellan Fund	9,454,955	(43,419,166)
*Fidelity U.S. Bond Index Fund	741,560	(465,031)
Royce Low PR Stock Ser	3,894,180	(8,396,190)
Vanguard Balanced Index Instl Class	2,742,340	(11,679,369)
Vanguard Total Stock Mkt Index Fund Instl Cl	1,589,911	(10,345,782)
Common Collective Trust Fund:
*Fidelity U.S. Equity Index Commingled Fund	12,284	(33,494,981)
Dividends	23,514,027	39,309,922
Interest	4,705,856	14,446,450

Net Investment Income / (Loss)	$ (81,352,647)	$ (439,743,877)
* Indicates party in interest

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments were shares of mutual funds managed by Fidelity Management Trust Company or its affiliates. Fidelity Management Trust Company was the trustee as defined by the Plan and, therefore, these transactions qualified as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008, the Plan held 12,182,786 shares of common stock of the Company, the sponsoring employer, with a cost basis of $396,112,223.  During the period from January 1, 2009 to September 3, 2009 and the year ended December 31, 2008, the Plan recorded dividend income on Company common stock of $14,786,215 and $20,276,470, respectively.

During the period from January 1, 2009 to September 3, 2009 and the year ended December 31, 2008, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, (depreciated) in value by $(110,192,364) and $(152,119,183), respectively.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) had determined and informed the Company by a letter dated March 13, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan had been amended since this letter.  However, the Company and Plan management believed that the Plan was designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continued to be tax-exempt. Therefore, no provision for income taxes had been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of September 3, 2009 and December 31, 2008, was as follows:

	9/3/2009	12/31/2008

Net assets available for benefits per the
financial statements	$ -	$ 1,496,182,495
Adjustment from contract value to fair value for the
Stable Value Fund held in the
Savings Plan Trust	-	(12,595,403)

Total investments (current value column) per Form 5500
schedule of assets (held at end of year)	$ -	$ 1,483,587,092

From January 1, 2009 to September 3, 2009, the following is a reconciliation of net investment income (loss) per the financial statements to the Form 5500:

9/3/2009

Total investment loss per the financial statements	$ (32,980,967)
Plus: Adjustment to fair value for Stable Value Fund
for the year ended December 31, 2008	12,595,403

Adjusted Total investment loss per the Form 5500	$ (20,385,564)